August 23, 2012

Via EDGAR Filing

Mr. Kevin Woody

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE,

Washington, DC 20549

Re:	Corporate Property Associates 17 – Global Incorporated
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 22, 2012
File No. 0-52891

Dear Mr. Woody:

This letter is submitted on behalf of Corporate Property Associates 17 – Global Incorporated (“CPA®:17 – Global”), in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter (the “Comment Letter”) dated August 13, 2012. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Comment Letter. For your convenience, your comments have been reproduced in italics below, together with the responses. Capitalized terms used and not defined herein have the meanings given to such terms in the Form 10-K (the “Report”).

Form 10-K for fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 31

Results of Operations, page 35

Other Income and (Expenses), page 39

1.	Please tell us, and disclose in future periodic reports if material, the amount of cash held in foreign subsidiaries which have not been repatriated and the potential tax liability if those amounts were repatriated.

Response:

CPA®:17 – Global, which is effectively taxed as a pass-through entity as a result of its status as a real estate investment trust, includes its foreign earnings on a current basis in its U. S. Federal tax returns and also records local income taxes on a current basis for the jurisdictions in which it does

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August 23, 2012

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business. Accordingly, there are no untaxed foreign earnings which would be subject to income taxes upon repatriation. The potential “restrictions and significant costs” referred to in the referenced disclosure relate to certain statutory capitalization rules which may limit or impose penalties upon the amount of cash we can distribute from a foreign entity to the extent such withdrawals exceed any such limitations; however, we do not have any current plans or requirements to make any such distributions. If such plans change or the related exposure becomes material, we will revise our future filings to clarify our disclosure.

Supplemental Financial Measures, page 48

Adjusted Cash Flow from Operating Activities, page 52

2.	In future filings, please present ‘Cash flow used in investing activities’ and ‘Cash flow provided by financing activities’ when you present ‘Adjusted cash flow from operating activities.’ Please refer to Item 10(e) of Regulation S-K. Please also apply such comment to your Financial Highlights disclosure within your interim financial statements.

Response:

Beginning with its second quarter 2012 Form 10-Q, CPA®:17 – Global revised its ‘Adjusted Cash Flow from Operating Activities’ to present cash flow provided by or used in investing activities and financing activities.

3.	The composition of the adjustments used to determine Adjusted cash flow from operating activities (“ACFO”) is not apparent from your financial statements. As such, please provide to us and disclose a reconciliation of these adjustments to amounts presented within your financial statements. If amounts are not easily determined from the financial statements, please disclose the usefulness of such adjustments in determining ACFO.

Response:

Beginning with its second quarter 2012 Form 10-Q, CPA®:17 – Global revised its ‘Adjusted Cash Flow from Operating Activities’ to expand our reconciliation of ACFO in order to incorporate those amounts that are more readily reconcilable to the audited financial statements. Where amounts were not easily determined from the financial statements, we have expanded the explanations associated with those adjustments to give the reader a clear explanation as to why we find such adjustments useful and meaningful.

For the information of the Staff, CPA®:17 – Global has determined that it will stop reporting adjusted cash flow from operations beginning in the third fiscal quarter of 2012. CPA®:17 – Global began presenting this non-GAAP metric several years ago to reflect the impact that investments in joint ventures had on its consolidated results, and in particular, its dividend coverage. In light of CPA®:17 – Global’s adoption of the MFFO metric, which reflects similar adjustments for joint ventures and the timing of expenses to those made in calculating ACFO, CPA®:17 – Global has determined that it is no longer useful to report ACFO and that it would be preferable to simplify its presentation of non-GAAP metrics.

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August 23, 2012

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Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 53

Foreign Currency Exchange Rate Risk, page 54

4.	In future periodic filings, please provide a sensitivity analysis noting the potential impact to changes in foreign currency exchange rates for your exposure to the Euro given its significant impact to your operations. Refer to Item 305(a)(1)(ii)(A) of Regulation S-K. Alternatively, if you believe you have no exposure to impacts of changes in foreign currency exchange rates for the currencies noted above, please provide us an analysis supporting your conclusion.

Response:

CPA®:17 – Global will prospectively revise in future filings its ‘Quantitative and Qualitative Disclosures About Market Risk’ discussion to present a sensitivity analysis reflecting our exposure to significant foreign currencies.

Item 8. Financial Statements and Supplementary Data, page 56

Notes to Consolidated Financial Statements, page 64

Note 2. Summary of Significant Accounting Policies, page 64

Out-of-Period Adjustments, page 65

5.	Please tell us the amounts that underlie the net out-of-period adjustment of $0.6 million recorded in the fiscal year ended December 31, 2011. Further, please tell us how you determined that each error on a stand-alone basis resulting in the net increase in income from operations was not material to your results for all periods presented.

Response:

As discussed in the Report, we recorded out-of-period adjustments resulting in a net decrease of $0.5 million to net income attributable to CPA®:17 – Global shareholders during 2011. The adjustments described in the Report represented the cumulative impact related to separate errors identified as follows:

•

The correction consisted primarily of an error related to tenant-funded financing costs associated with a direct financing lease. These costs of $3,097,000 were not initially reflected as prepaid and deferred rent when the tenant paid them in 2009. The correction required recognition of the entire amount as increases to both deferred financing costs and prepaid and deferred rent within the balance sheet as well as increases in income and expense within several income statement accounts during 2009 and 2010 primarily to reflect the impact on interest income from the related direct financing lease and the impact on interest expense related to the amortization of the costs. The cumulative net impact on the statement of income was an increase to interest expense of $826,000 and an increase to interest income from direct financing leases of $435,000 resulting in a net decrease to income from continuing operations of $391,000 and a net decrease to income attributable to noncontrolling interests of $176,000.

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•

Certain maintenance expenses were incorrectly deferred during 2010, 2009 and 2008. The cumulative net impact of this error on the statement of income was an increase to maintenance expenses of $280,000 and a corresponding decrease to income from continuing operations of the same amount.

•

An error of $43,000 representing a correction to the computation of an impairment charge taken in 2009 and the related impact on our non-controlling interest. The impact of this error was a reduction to impairment charges of $65,000, resulting in an increase to income from continuing operations of $65,000 and an increase to income attributable to noncontrolling interests of $22,000.

•

Other adjustments to six finance leases related to an internal review of our finance lease amortization schedules. The aggregate of these adjustments was a decrease to both interest income from direct financing leases and income from continuing operations of $101,000 on a cumulative basis and a decrease to income attributable to noncontrolling interests of $15,000 on a cumulative basis.

•	Various other immaterial adjustments of less than five thousand dollars each for an aggregate net increase to income from continuing operations of $15,000.

Management evaluated and concluded the aforementioned adjustments were immaterial on a stand-alone basis. As such, we evaluated the aggregate impact of these out-of-period adjustments recorded during the year ended December 31, 2011, as though they had been reflected in their relevant periods, on pre-tax income from continuing operations, Modified funds from operations (“MFFO”), Adjusted funds from operations (“AFFO”) and Adjusted cash flow from operating activities (“ACFO”), which are non-GAAP metrics further described in the Report, for all the relevant periods as follows (dollars in thousands):

	Cumulative Correction	Unadjusted Differences
	2011	2010	2009	2008
Pre-tax income from continuing operations	$70,234	$45,968	$2,600	$(1,146)
MFFO/AFFO	96,766	44,589	19,986	4,252
ACFO	99,496	49,642	23,404	3,340

Correction impact (net of noncontrolling interests)	(523)	(296)	(156)	(71)
% of pre-tax income	0.7%	0.6%	6.0%	6.2%
% of MFFO/AFFO	0.5%	0.7%	0.8%	1.7%
% of ACFO	0.5%	0.6%	0.7%	2.1%

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Purchase Price Allocation, page 65

6.	Regarding your below-market lease intangible liabilities, please tell us how you determine the likelihood that a lessee will execute a lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

Response:

In assessing the likelihood that a lessee will execute its renewal options contained in its lease, CPA®:17 – Global reviews the terms of the renewal options, including the option rent, rent escalation provisions and the duration of the option period. The value of such option terms are compared to CPA®:17 – Global’s estimate of the fair market rent for the property. Where such review indicates a favorable renewal option exists, CPA®:17 – Global assumes the tenant would exercise its renewal option. CPA®:17 – Global utilizes the remaining lease term, inclusive of the assumed exercise of favorable renewals, as the amortization period.

Note 3. Agreements and Transactions with Related Parties, page 72

Jointly Owned Investments and Other Transactions with Affiliates, page 74

7.	Please tell us how the May 2011 acquisitions from a related party were accounted for and the accounting literature relied upon by management. Please cite specific accounting guidance.

Response:

Although an affiliate of W. P. Carey & Co. LLC (the “advisor”) serves as the advisor to both Corporate Property Associates 14 Incorporated (“CPA®: 14”) and CPA®:17 – Global, neither CPA®: 14 nor CPA®:17 – Global have any direct or indirect ownership interests in each other, and each are governed and controlled by a separate board elected by their respective shareholders. Furthermore, the transactions were approved by independent directors of each of the boards of CPA®: 14 and CPA®:17 – Global and the purchase price was determined using the assistance of a third party.

As discussed in Note 6 on page 81 of the Report, in May 2011, we acquired interests of 33%, 12% and 45% in the entities that lease properties to Hellweg 2, U-Haul and Dick’s, respectively, from CPA®:14 for an aggregate purchase price of a $55.7 million (the “Transaction”). Each of these entities is jointly-owned with other entities that are also managed by the adviser. We applied ASC 810-20, Consolidation – Control of Partnerships and Similar Entities, and determined that because we do not control these entities but we exercise significant influence over them, we should account for our acquired interests in these entities as equity investments in accordance with ASC 323-10-30, Investments – Equity Method and Joint Ventures. We recorded the differences between the cost of our acquired interests, which was the fair value of each of our respective investments, and the underlying equity in the net assets of these investees at the date of investment, as basis differences in accordance with ASC 323-10-35-13. As none of the basis differences were determined to be attributable to goodwill, they are being amortized over the useful life of each entity’s underlying assets. CPA®:17 – Global will revise its disclosure in future filings to clarify these aforementioned aspects of the Transaction.

U.S. Securities and Exchange Commission

August 23, 2012

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In responding to the Staff’s comments CPA®:17 – Global acknowledges that:

•	CPA®:17 – Global is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	CPA®:17 – Global may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact the undersigned or Kathleen L. Werner, Esq. of Clifford Chance US LLP, counsel to Corporate Property Associates 17 – Global Incorporated, at (212) 335-4522.

Very truly yours,

/s/ Mark J. DeCesaris

Mark J. DeCesaris

cc:	Paul Marcotrigiano, Esq.
W. P. Carey & Co. LLC

Kathleen L. Werner, Esq.
Audrey S. Leigh, Esq.
Clifford Chance US LLP